UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

NuPathe Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67059M100

(CUSIP Number)

Richard S. Kollender
2929 Arch Street
Philadelphia, Pennsylvania 19104-2868
(215) 988-6800

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Quaker BioVentures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,830,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,830,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,830,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 14,763,801 shares of common stock (the “Common Stock”) of NuPathe Inc. (the “Issuer”) outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement.

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,830,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,830,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,830,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement.

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,830,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,830,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,830,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement.

This Amendment No. 1 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 5, 2012 (as amended, the “Schedule 13D”) by Quaker BioVentures II, L.P., a Delaware limited partnership (“Quaker Bio II”); Quaker BioVentures Capital II, L.P., a Delaware limited partnership (“Quaker Capital LP”); and Quaker BioVentures Capital II, LLC, a Delaware limited liability company (“Quaker Capital LLC,” and together with Quaker Bio II and Quaker Capital LP, collectively, the “Reporting Persons”), relating to the Common Stock of the Issuer.

Items 3, 4 and 5 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

Quaker Bio II has acquired shares of Common Stock and other securities of the Issuer using its general working capital.  Pursuant to the Securities Purchase Agreement, dated September 25, 2012, by and between the Issuer, Quaker Bio II and the other investors party thereto (the  “Purchase Agreement”), Quaker Bio II purchased 2,500,000 Units from the Issuer (the “Units”), each consisting of one one-thousandth (1/1000th) of a share of Series A Preferred Stock of the Issuer (“Series A Stock”) and one (1) warrant to purchase one (1) share of the Common Stock (the “Warrant”), for an aggregate purchase price of $5,000,000 (and a per-Unit price of $2.00). Quaker Bio II paid the purchase price for Units that it acquired pursuant to the Purchase Agreement from its general working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

The closing of the transactions contemplated by the Purchase Agreement has resulted occurred on October 23, 2012. Upon the closing, Quaker Bio II acquired 2,500,000 Units, which had the effect of increasing the Reporting Persons’ beneficial ownership to include:
(i) an additional 2,500,000 shares of Common Stock that may be acquired upon the conversion of 2,500 shares of Series A Stock.  Prior to their conversion to Common Stock, such shares of
Series A Stock entitle the holder thereof to 1,152,000 votes on any matter subjected to a vote of shareholders generally, as well as with respect to matters affecting the rights of the Series A Stock; and

(ii) an additional 2,500,000 shares of Common Stock that may be acquired upon the exercise of the Warrants at an exercise price of $2.00 per share.  Such Warrants will not be exercisable until April 23, 2013, but are deemed beneficially owned currently pursuant to Rule 13d-3(d)(1)(i).

Upon the closing, Quaker Bio II also acquired certain limited voting rights over an additional 5,301,500 shares as a result of having received irrevocable proxies empowering Quaker Bio II to vote, under certain circumstances, for the Reporting Persons’ designee to serve on the Issuer’s board of directors.  Such proxies do not entitle the Reporting Persons to any other voting rights with respect to the covered shares and such proxies will terminate upon conversion of the covered shares of Series A Stock to Common Stock.  Upon the closing, Quaker Bio II designated Richard Kollender to serve as a member of the Issuer’s board of directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; converting shares of Series A Stock to Common Stock; taking any action to further change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

(a), (b)                  The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are (i) based upon 14,763,801 shares of Common Stock outstanding, (ii) assume the conversion of all shares of Series A Stock into Common Stock; and (iii) assume the exercise of all warrants to purchase Common Stock owned by such Reporting Persons.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 7,830,706 shares of Common Stock as a result of their beneficial ownership of (i) 2,793,182 shares of Common Stock; (ii) 37,524 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report; (iii) 2,500,000 shares of Common Stock that are issuable upon conversion of 2,500 shares of Series A Stock held by the Reporting Persons; and (iv) 2,500,000 shares of Common Stock that may be purchase upon the exercise of warrants that are exercisable on or after April 23, 2012, but which shares of Common Stock are deemed to be beneficially owned currently by the Reporting Persons pursuant to Rule 13d-1(d)(1)(i).  This aggregate number represents approximately 39.6% of the total shares of the Common Stock currently outstanding.

The Reporting Persons may be deemed to have shared power to vote and dispose of all 7,830,706 shares of Common Stock described above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2012
QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President